FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	Press Release dated July 23, 2007, titled “CN reports diluted Q2-2007 earnings per share of C$1.01, or adjusted diluted EPS of C$0.95, excluding a deferred income tax recovery of C$0.06 per share”.

Item 1

North America's Railroad

NEWS RELEASE

CN reports diluted Q2-2007 earnings per share of C$1.01,
or adjusted diluted EPS of C$0.95, excluding a deferred income tax recovery of C$0.06 per share

First-half weather & labor challenges, sharp rise in C$/U.S.$ exchange rate, and continued pockets of economic weakness prompt CN
to lower full-year 2007 earnings guidance

MONTREAL, July 23, 2007 — CN (TSX:CNR)(NYSE:CNI) today reported its financial and operating results for the three-month and six-month periods ended June 30, 2007.

Second-quarter 2007 highlights

•
Net income was C$516 million, or C$1.01 per diluted share, including a deferred income tax recovery of C$30 million (C$0.06 per diluted share) resulting from the enactment of a lower federal corporate tax rate in Canada. Second-quarter 2006 net income was C$729 million, or C$1.35 per diluted share, including a deferred income tax recovery of C$250 million (C$0.46 per diluted share) resulting primarily from the enactment of lower federal and provincial corporate tax rates in Canada.

•
Excluding the deferred income tax recoveries for both years, diluted earnings per share for the latest quarter increased by seven per cent, with adjusted 2007 second-quarter net income of C$486 million, or C$0.95 per diluted share, compared with adjusted net income of C$479 million, or C$0.89 per diluted share, for the same quarter of 2006. (1)

•	Revenues for second-quarter 2007 increased one per cent to C$2,027 million.

•	Operating income also increased one per cent to C$811 million; CN’s operating ratio for the period deteriorated by two-tenths of a point to 60.0 per cent.

E. Hunter Harrison, president and chief executive officer, said: “CN performed well in light of a number of market-related and operational challenges in the second quarter of 2007, including the shutdown of our line to Prince Rupert as a result of a June flood, ongoing weakness in the forest products sector, and two illegal blockades of our Toronto-Montreal main line. Amid these challenges CN’s automotive, petroleum and chemical, and grain and fertilizer business units performed well.

“Looking forward, CN anticipates stronger intermodal volumes following the October start-up of the new Prince Rupert, B.C., container terminal for Asian traffic. And we expect our new operations team – Keith Creel is our new executive vice-president, Operations, and Jim Vena our new senior vice-president, Western Region – to make the most of the significant opportunities available to us in economically vibrant and resource-rich western Canada.”

Given the difficult start in the first half of 2007, the significant appreciation in the Canadian/U.S. dollar exchange rate, and expectations of continued revenue weakness in certain segments, CN today lowered its 2007 earnings guidance. It now expects full-year, adjusted diluted earnings per share growth of about five per cent, compared with the earlier growth forecast of 10 per cent-plus. This outlook assumes that economic growth in North America will accelerate in the second half of the year, compared with the first half of 2007, crude oil prices (West Texas Intermediate) will settle around US$70 per barrel, and the Canadian/U.S. exchange rate will remain around US$0.95.

Second-quarter results

The improvement in second-quarter revenues was largely attributable to freight rate increases, an overall improvement in traffic mix driven primarily by extended routings, and volume growth in petroleum and chemicals and automotive.

These increases were partly offset by the translation impact of a stronger Canadian dollar on U.S. dollar-denominated revenues, lower fuel surcharge revenues stemming from a decrease in year-over-year crude oil prices, weakness in specific markets, particularly forest products, and operational challenges, primarily in western Canada, during the second quarter.

Revenue ton-miles, a measurement of the relative weight and distance of rail freight transported by the Company, declined one per cent during second-quarter 2007 versus the comparable period of 2006. Total rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned from the movement of a ton of freight over one mile, increased by three per cent over the same period of 2006.

Second-quarter 2007 operating expenses increased by two per cent to C$1,216 million, largely as a result of increased equipment rents, fuel, and purchased services and material expenses. This was partly offset by lower casualty and other expenses, labor and fringe benefit expenses, and the translation impact of a stronger Canadian dollar.

Six-month 2007 results

Net income for the six months ended June 30, 2007, was C$840 million, or C$1.63 per diluted share, including the deferred income tax recovery of C$30 million (C$0.06 per diluted share) previously discussed in this press release.

Net income for the fist six months of 2006 was C$1,091 million, or C$2.01 of diluted earnings per share, including a deferred income tax recovery of C$250 million (C$0.46 per diluted share) as discussed before in this media release.

Excluding the deferred income tax recoveries for both years, diluted earnings per share for the latest half increased by one per cent, with adjusted first-half 2007 net income of C$810 million, or C$1.57 per diluted share, compared with adjusted net income of C$841 million, or C$1.55, for the first half of 2006. (1)

Revenues for the first half of 2007 increased by one per cent to C$3,933 million, mainly due to freight rate increases and an overall improvement in traffic mix. These gains were largely offset by the impact of the first-quarter United Transportation Union (UTU) strike, adverse weather conditions in the first quarter, operational challenges, primarily in western Canada, lower fuel surcharge revenues as a result of a decrease in crude oil prices, weakness in specific markets, particularly forest products, and the translation impact of a stronger Canadian dollar on U.S. dollar-denominated revenues.

Revenue ton-miles for the first half of 2007 declined two per cent from the comparable period of 2006, while total rail freight revenue per revenue ton-mile increased by three per cent.

For the first half of 2007, operating expenses increased by four per cent to C$2,561 million, mainly due to increased equipment rents, fuel, and purchased services and material expenses, which were partly offset by lower casualty and other expenses, labor and fringe benefit expenses, and the translation impact of a stronger Canadian dollar. The six-month operating ratio was 65.1 per cent, compared with 63.3 per cent, a 1.8-point increase.

CN’s results for the first six months of 2007 were also affected by a first-quarter strike by 2,800 members of the UTU in Canada. CN estimates the UTU strike reduced first-half 2007 operating income and net income by approximately C$50 million and C$35 million (C$0.07 per diluted share), respectively.

The financial results in this press release were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) Please see discussion and reconciliation of this non-GAAP adjusted performance measure in the attached supplementary schedule, Non-GAAP Measures.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties, including the assumption that, while CN expects there may be continued weakness in certain segments of the North American economy in the near term, positive economic conditions in North America and globally will continue, and that its results could differ materially from those expressed or implied in such statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic and business conditions, inflation, currency fluctuations, changes in fuel prices, labor disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, its 2006 Annual Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis (MD&A), as well as its 2007 quarterly consolidated financial statements and MD&A, for a summary of major risks.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director, Communications, Media & Eastern Region	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006
	(Unaudited)
Revenues	$2,027	$2,000	$3,933	$3,897

Operating expenses
Labor and fringe benefits	430	436	915	929
Purchased services and material	263	248	539	506
Depreciation and amortization	168	162	339	326
Fuel	249	226	468	430
Equipment rents	62	39	128	86
Casualty and other	44	84	172	190
Total operating expenses	1,216	1,195	2,561	2,467

Operating income	811	805	1,372	1,430

Interest expense	(85)	(75)	(173)	(150)

Other income (loss)	1	(5)	5	(6)

Income before income taxes	727	725	1,204	1,274

Income tax recovery (expense) (Note 7)	(211)	4	(364)	(183)

Net income	$516	$729	$840	$1,091

Earnings per share (Note 8)

Basic	$1.02	$1.38	$1.65	$2.05

Diluted	$1.01	$1.35	$1.63	$2.01

Weighted-average number of shares

Basic	505.2	529.9	507.7	533.0

Diluted	512.3	538.5	515.1	541.8
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	June 30	December 31	June 30
	2007	2006	2006
	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$241	$179	$207
Accounts receivable	425	692	957
Material and supplies	204	189	235
Deferred income taxes (Notes 2, 7)	73	84	71
Other	159	192	118
	1,102	1,336	1,588

Properties	20,401	21,053	19,924
Intangible and other assets	1,664	1,615	970

Total assets	$23,167	$24,004	$22,482

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,427	$1,823	$1,511
Current portion of long-term debt (Note 3)	366	218	127
Other	62	73	77
	1,855	2,114	1,715

Deferred income taxes (Notes 2, 7)	4,885	5,215	4,788
Other liabilities and deferred credits	1,443	1,465	1,451
Long-term debt (Note 3)	5,193	5,386	5,294

Shareholders' equity:
Common shares	4,417	4,459	4,543
Accumulated other comprehensive loss	(180)	(44)	(521)
Retained earnings	5,554	5,409	5,212
	9,791	9,824	9,234

Total liabilities and shareholders' equity	$23,167	$24,004	$22,482
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006
	(Unaudited)
Common shares (1)

Balance, beginning of period	$4,426	$4,591	$4,459	$4,580
Stock options exercised and other	44	11	67	82
Share repurchase programs (Note 3)	(53)	(59)	(109)	(119)
Balance, end of period	$4,417	$4,543	$4,417	$4,543

Accumulated other comprehensive loss

Balance, beginning of period	$(50)	$(245)	$(44)	$(222)

Other comprehensive income (loss):

Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	(477)	(250)	(533)	(264)
Translation of U.S. dollar-denominated long-term debt
designated as a hedge of the net investment in U.S. subsidiaries	391	201	438	207

Pension and other postretirement benefit plans:
Amortization of:
Prior service cost (Note 5)	6	-	11	-
Net actuarial loss (Note 5)	13	-	25	-

Derivative instruments:
Decrease in unrealized holding gains on fuel
derivative instruments	-	(20)	-	(47)
Other comprehensive loss before income taxes	(67)	(69)	(59)	(104)

Income tax expense	(63)	(207)	(77)	(195)
Other comprehensive loss	(130)	(276)	(136)	(299)
Balance, end of period	$(180)	$(521)	$(180)	$(521)

Retained earnings

Balance, beginning of period	$5,434	$4,856	$5,409	$4,891
Adoption of new accounting pronouncements (Note 2)	-	-	95	-
Restated balance, beginning of period	5,434	4,856	5,504	4,891

Net income	516	729	840	1,091
Share repurchase programs (Note 3)	(291)	(288)	(578)	(598)
Dividends	(105)	(85)	(212)	(172)
Balance, end of period	$5,554	$5,212	$5,554	$5,212
See accompanying notes to unaudited consolidated financial statements.

(1) During the three and six months ended June 30, 2007, the Company issued 1.7 million and 2.4 million common shares, respectively, as a result of stock options exercised. At June 30, 2007, the Company had 502.3 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006
	(Unaudited)
Operating activities

Net income	$516	$729	$840	$1,091
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	169	163	341	327
Deferred income taxes	43	(141)	50	(94)
Other changes in:
Accounts receivable	38	(419)	214	(349)
Material and supplies	(1)	(12)	(20)	(84)
Accounts payable and accrued charges	(4)	35	(406)	15
Other net current assets and liabilities	27	50	9	83
Other	(49)	-	(26)	35
Cash provided from operating activities	739	405	1,002	1,024

Investing activities

Property additions	(344)	(287)	(547)	(442)
Other, net	2	9	12	(45)
Cash used by investing activities	(342)	(278)	(535)	(487)

Financing activities

Issuance of long-term debt	1,050	2,323	1,484	3,125
Reduction of long-term debt	(904)	(1,992)	(1,049)	(2,702)
Issuance of common shares due to exercise of stock options
and related excess tax benefits realized	41	8	59	74
Repurchase of common shares	(344)	(347)	(687)	(717)
Dividends paid	(105)	(85)	(212)	(172)
Cash used by financing activities	(262)	(93)	(405)	(392)

Net increase in cash and cash equivalents	135	34	62	145

Cash and cash equivalents, beginning of period	106	173	179	62
Cash and cash equivalents, end of period	$241	$207	$241	$207

Supplemental cash flow information
Net cash receipts from customers and other	$2,145	$1,601	$4,160	$3,572
Net cash payments for:
Employee services, suppliers and other expenses	(1,103)	(996)	(2,281)	(2,173)
Interest	(73)	(53)	(187)	(141)
Workforce reductions	(7)	(11)	(16)	(27)
Personal injury and other claims	(26)	(16)	(46)	(42)
Pensions	(22)	(24)	(23)	(25)
Income taxes	(175)	(96)	(605)	(140)
Cash provided from operating activities	$739	$405	$1,002	$1,024
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at June 30, 2007, December 31, 2006, and June 30, 2006, and its results of operations, changes in shareholders’ equity and cash flows for the three and six months ended June 30, 2007 and 2006.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2006 Annual Consolidated Financial Statements, except for accounting for income taxes and pensions and other postretirement benefits as explained in Note 2 – Adoption of new accounting pronouncements. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and Annual Consolidated Financial Statements and Notes thereto.

Certain of the comparative figures have been reclassified in order to be consistent with the 2007 presentation as discussed herein. As a result of the Company's expansion of its existing non-rail transportation services, in combination with its rail service, the Company has become primarily responsible for the fulfillment of the transportation of goods involving non-rail activities.  In order to be consistent with other non-rail transportation services, the Company reclassified certain operating expenses incurred for non-rail transportation services, which were previously netted with their related revenues, to reflect the gross reporting of revenues where appropriate.  This change had no impact on the Company's operating income and net income, as both revenues and operating expenses were increased by $74 million and $133 million in the three and six months ended June 30, 2007, respectively, and $54 million and $104 million, respectively, for the same periods in 2006.

Note 2 – Adoption of new accounting pronouncements

Income taxes
On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition. The application of FIN No. 48 on January 1, 2007 had the effect of decreasing the net deferred income tax liability and increasing Retained earnings by $98 million.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in Income tax expense in the Company’s Consolidated Statement of Income. The amount of interest and penalties expense for the three and six months ended June 30, 2007 was not significant.

At January 1, 2007, the total amount of unrecognized tax benefits was $80 million, of which $36 million related to accrued interest and penalties. The total amount of the gross unrecognized tax benefits was $140 million, before considering tax treaties and other arrangements between taxation authorities. If recognized, all of the unrecognized tax benefits would affect the effective tax rate. The amount of unrecognized tax benefits did not significantly change as at June 30, 2007.

In Canada, the federal income tax returns filed for the years 2002 to 2006 and the provincial income tax returns filed for the years 1998 to 2006 remain subject to examination by the taxation authorities. In the U.S., the income tax returns filed for the years 2003 to 2006 remain subject to examination by the taxation authorities.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Pensions and other postretirement benefits
On January 1, 2007, pursuant to Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” the Company early adopted the requirement to measure the defined benefit plan assets and the projected benefit obligation as of the date of the fiscal year-end statement of financial position for its U.S. plans. The Company elected to use the 15-month transition method, which allows for the extrapolation of net periodic benefit cost based on the September 30, 2006 measurement date to the fiscal year-end date of December 31, 2007. As a result, the Company recorded a reduction of $3 million to Retained earnings at January 1, 2007, which represents the net periodic benefit cost attributable to the period between the early measurement date of September 30, 2006 and January 1, 2007 (the date of adoption).

Note 3 – Financing activities

Revolving credit facility
As at June 30, 2007, the Company had letters of credit drawn on its U.S.$1 billion revolving credit facility of $303 million ($308 million as at December 31, 2006) and had U.S.$442 million (Cdn$471 million) of borrowings under its commercial paper program (nil as at December 31, 2006) at an average interest rate of 5.29%.

Accounts receivable securitization
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest of up to a maximum of $600 million in a revolving pool of freight receivables to an unrelated trust.

At June 30, 2007, the Company had sold receivables that resulted in proceeds of $575 million under this program ($393 million at December 31, 2006). The retained interest in the receivables was approximately 10% of this amount and is recorded in Other current assets. At June 30, 2007, the servicing asset and liability were not significant.

Share repurchase programs
In the second quarter of 2007, under its 28.0 million share repurchase program, the Company repurchased 6.0 million common shares for $344 million, at an average price of $57.33 per share. Since July 25, 2006, the inception of the program, the Company repurchased a total of 28.0 million common shares for $1,453 million, at an average price of $51.88 per share. The Company has completed all purchases under this program.

On July 23, 2007, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 33.0 million common shares between July 26, 2007 and July 25, 2008 pursuant to a normal course issuer bid, at prevailing market prices or such other price as may be permitted by the Toronto Stock Exchange.

Note 4 – Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided in Note 12 – Stock plans, to the Company’s 2006 Annual Consolidated Financial Statements. For the three and six months ended June 30, 2007, the Company recorded total compensation expense for awards under all plans of $44 million and $73 million, respectively, and $7 million and $41 million, respectively, for the same periods in 2006. The total tax benefit recognized in income in relation to stock-based compensation expense for the three and six months ended June 30, 2007, was $13 million and $21 million, respectively, and $1 million and $11 million, respectively, for the same periods in 2006.

Cash settled award
Following approval by the Board of Directors in January 2007, the Company granted 0.7 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted by the Company are generally scheduled for payout in cash after three years (“plan period”) and vest upon the attainment of targets

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

relating to return on invested capital over the plan period and the Company’s share price during the last three months of the plan period. As at June 30, 2007, 0.1 million RSUs remained authorized for future issuance under this plan.

The following table provides the activity for all cash settled awards in 2007:

	RSUs		Vision 2008 Share Unit Plan (Vision)		Voluntary Incentive Deferral Plan (VIDP)
In millions	Nonvested	Vested	Nonvested	Vested	Nonvested	Vested

Outstanding at December 31, 2006	2.0	-	0.8	-	0.3	1.9
Granted	0.7	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Vested during period	(0.2)	0.2	-	-	(0.1)	0.1
Payout	-	(0.1)	-	-	-	(0.1)
Conversion into VIDP	-	(0.1)	-	-	-	0.1
Outstanding at June 30, 2007	2.5	-	0.8	-	0.2	2.0

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated	RSUs(1)				Vision(1)	VIDP(2)	Total
						2003
Year of grant	2007	2006	2005	2004	2005	onwards

Stock-based compensation expense recognized over requisite service period
Six months ended June 30, 2007	$13	$12	$12	$3	$7	$19	$66
Six months ended June 30, 2006	N/A	$5	$8	$3	$6	$10	$32

Liability outstanding
June 30, 2007	$13	$33	$46	$2	$15	$118	$227
December 31, 2006	N/A	$21	$34	$8	$8	$99	$170

Fair value per unit
June 30, 2007	$41.80	$47.50	$53.81	$54.20	$29.94	$54.20	N/A

Fair value of awards vested during period
Six months ended June 30, 2007	$-	$-	$-	$5	$-	$3	$8
Six months ended June 30, 2006	N/A	$-	$-	$-	$-	$2	$2

Nonvested awards at June 30, 2007
Unrecognized compensation cost	$14	$14	$9	$7	$9	$11	$64
Remaining recognition period (years)	2.5	1.5	0.5	1.5	1.5	3.5	N/A

Assumptions (3)
Stock price ($)	$54.20	$54.20	$54.20	$54.20	$54.20	$54.20	N/A
Expected stock price volatility (4)	20%	20%	21%	N/A	20%	N/A	N/A
Expected term (years) (5)	2.5	1.5	0.5	N/A	1.5	N/A	N/A
Risk-free interest rate (6)	4.58%	4.58%	4.55%	N/A	4.75%	N/A	N/A
Dividend rate ($) (7)	$0.84	$0.84	$0.84	N/A	$0.84	N/A	N/A
(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for time-vested RSUs.

(2)	Compensation cost is based on intrinsic value.

(3)	Assumptions used to determine fair value are at period-end.

(4)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(5)	Represents the remaining period of time that awards are expected to be outstanding.

(6)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(7)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Stock option award
Following approval by the Board of Directors in January 2007, the Company granted 0.9 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At June 30, 2007, 14.3 million common shares remained authorized for future issuances under this plan. The total number of options outstanding at June 30, 2007, including conventional, performance, and performance-accelerated options, was 11.1 million, 0.6 million and 3.7 million, respectively.

The following table provides the activity of stock option awards in 2007:

	Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2006 (1)	16.9	$23.29
Granted	0.9	$52.78
Forfeited	-	$-
Exercised	(2.4)	$20.16
Outstanding at June 30, 2007 (1)	15.4	$24.85	5.1	$451
Exercisable at June 30, 2007 (1)	13.0	$21.29	4.4	$429
(1)	Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2007	2006	2005	Prior to 2005	Total

Stock-based compensation expense
recognized over requisite service period (1)
Six months ended June 30, 2007	$5	$1	$1	$-	$7
Six months ended June 30, 2006	N/A	$5	$1	$3	$9

Fair value per unit
At grant date ($)	$13.36	$13.80	$9.19	$8.61	N/A

Fair value of awards vested during period
Six months ended June 30, 2007	$-	$4	$3	$-	$7
Six months ended June 30, 2006	N/A	$-	$3	$33	$36

Nonvested awards at June 30, 2007
Unrecognized compensation cost	$6	$5	$5	$-	$16
Remaining recognition period (years)	3.6	2.6	1.6	-	N/A

Assumptions (1)
Stock price ($)	$52.78	$51.51	$36.33	$23.59	N/A
Expected stock price volatility (2)	24%	25%	25%	30%	N/A
Expected term (years) (3)	5.2	5.2	5.2	6.2	N/A
Risk-free interest rate (4)	4.12%	4.04%	3.50%	5.13%	N/A
Dividend rate ($) (5)	$0.84	$0.65	$0.50	$0.30	N/A
(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 5 – Pensions and other postretirement benefits

For the three and six months ended June 30, 2007 and 2006, the components of net periodic benefit cost for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit cost for pensions

	Three months ended June 30		Six months ended June 30
In millions	2007	2006	2007	2006
Service cost	$38	$40	$76	$80
Interest cost	185	179	371	358
Expected return on plan assets	(235)	(226)	(469)	(453)
Amortization of prior service cost	5	5	10	9
Amortization of net actuarial loss	14	23	27	46
Net periodic benefit cost	$7	$21	$15	$40

(b) Components of net periodic benefit cost for postretirement benefits

	Three months ended		Six months ended
	June 30		June 30
In millions	2007	2006	2007	2006
Service cost	$1	$1	$2	$2
Interest cost	3	4	7	8
Curtailment	-	-	(3)	-
Amortization of prior service cost	1	-	1	-
Recognized net actuarial gain	(1)	(3)	(2)	(4)
Net periodic benefit cost	$4	$2	$5	$6

For the 2007 funding year, the Company expects to make total contributions of approximately $100 million for all its defined benefit plans, of which $23 million was disbursed as at June 30, 2007.

Note 6 – Major commitments and contingencies

A. Commitments
As at June 30, 2007, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $936 million ($773 million at December 31, 2006).  The Company also has agreements with fuel suppliers to purchase approximately 70% of the estimated remaining 2007 volume, 39% of its anticipated 2008 volume, 27% of its anticipated 2009 volume, 13% of its anticipated 2010 volume, and approximately 15% of its anticipated 2011 to 2015 volumes, at market prices prevailing on the date of the purchase.

B. Contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains,

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

United States
Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is conducted on an annual basis by an independent actuarial firm for occupational disease claims, while an actuarial study is conducted on a semi-annual basis for non-occupational disease claims. In the second quarter of 2007, the company recorded a net reduction to its provision for U.S. personal injuries and other claims pursuant to the results of the latest actuarial study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at June 30, 2007, the Company had aggregate reserves for personal injury and other claims of $520 million, of which $108 million was recorded as a current liability ($602 million, of which $115 million was recorded as a current liability at December 31, 2006). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at June 30, 2007, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

The Company is subject to environmental clean-up and enforcement actions.  In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 21 sites governed by the Superfund law (and other similar federal and state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites; and

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

As at June 30, 2007, the Company had aggregate accruals for environmental costs of $117 million, of which $19 million was recorded as a current liability ($131 million, of which $25 million was recorded as a current liability as at December 31, 2006).

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement.  These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2007 and 2017, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At June 30, 2007, the maximum exposure in respect of these guarantees was $139 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at June 30, 2007, the maximum potential liability under these guarantees was $440 million, of which $363 million was for workers’ compensation and other employee benefits and $77 million was for equipment under leases and other. During 2007, the Company has granted guarantees for which no liability has been recorded, as the majority relates to the Company’s future performance.

As at June 30, 2007 the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The majority of the guarantee instruments mature at various dates between 2007 and 2010.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements; (i) pension transfer agreements; (j) master agreements with financial institutions governing derivative transactions; and (k) settlement agreements with insurance companies or other third parties whereby such insurer or third party has

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

Note 7 – Income taxes

In the second quarter of 2007, the Company adjusted its deferred income tax liability due to the enactment of a lower federal corporate tax rate in Canada. The Company recorded a deferred income tax recovery of $30 million in the Consolidated Statement of Income. In the second quarter of 2006, the Company recorded a deferred income tax recovery of $250 million in the Consolidated Statement of Income, resulting primarily from the enactment of lower income tax rates by the federal and provincial governments in Canada.

Note 8 - Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended		Six months ended
	June 30		June 30
In millions, except per share data	2007	2006	2007	2006

Net income	$516	$729	$840	$1,091

Weighted-average shares outstanding	505.2	529.9	507.7	533.0
Effect of stock options	7.1	8.6	7.4	8.8
Weighted-average diluted shares outstanding	512.3	538.5	515.1	541.8

Basic earnings per share	$1.02	$1.38	$1.65	$2.05
Diluted earnings per share	$1.01	$1.35	$1.63	$2.01

The weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was nil and 0.1 million for the three and six months ended June 30, 2007, respectively, and 0.2 million and 0.1 million, respectively, for the corresponding periods in 2006.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006
	(Unaudited)
Statistical operating data

Rail freight revenues ($ millions)	1,848	1,820	3,602	3,573
Gross ton miles (GTM) (millions)	88,344	89,454	170,085	175,685
Revenue ton miles (RTM) (millions)	46,423	46,917	90,516	92,578
Carloads (thousands)	1,204	1,246	2,335	2,437
Route miles (includes Canada and the U.S.)	20,219	19,908	20,219	19,908
Employees (end of period)	22,243	21,790	22,243	21,790
Employees (average for the period)	22,005	21,797	21,516	21,659

Productivity

Operating ratio (%)	60.0	59.8	65.1	63.3
Rail freight revenue per RTM (cents)	3.98	3.88	3.98	3.86
Rail freight revenue per carload ($)	1,535	1,461	1,543	1,466
Operating expenses per GTM (cents)	1.38	1.34	1.51	1.40
Labor and fringe benefits expense per GTM (cents)	0.49	0.49	0.54	0.53
GTMs per average number of employees (thousands)	4,015	4,104	7,905	8,111
Diesel fuel consumed (U.S. gallons in millions)	98	100	194	204
Average fuel price ($/U.S. gallon) (1)	2.30	2.17	2.24	2.02
GTMs per U.S. gallon of fuel consumed	901	895	877	861

Safety indicators

Injury frequency rate per 200,000 person hours (2)	1.6	1.9	1.6	2.1
Accident rate per million train miles (2)	1.7	2.5	2.2	2.0

Financial ratio

Debt to total capitalization ratio (% at end of period)	36.2	37.0	36.2	37.0
(1)	2006 includes the impact of the Company's fuel hedging program.
(2)	Based on Federal Railroad Administration (FRA) reporting criteria.

Certain of the 2006 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see Note 1 of the Company’s unaudited Interim Consolidated Financial Statements). Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended June 30			Six months ended June 30
			Variance			Variance
	2007	2006	Fav (Unfav)	2007	2006	Fav (Unfav)
	(Unaudited)
Revenues (in millions of dollars)
Petroleum and chemicals	300	281	7%	603	573	5%
Metals and minerals	225	217	4%	423	417	1%
Forest products	414	445	(7%)	824	883	(7%)
Coal	99	99	-	188	184	2%
Grain and fertilizers	322	300	7%	631	598	6%
Intermodal	346	357	(3%)	659	672	(2%)
Automotive	142	121	17%	274	246	11%
Other revenue	179	180	(1%)	331	324	2%
	2,027	2,000	1%	3,933	3,897	1%
Revenue ton miles (millions)
Petroleum and chemicals	8,049	7,762	4%	15,919	15,889	-
Metals and minerals	4,263	4,533	(6%)	8,113	8,830	(8%)
Forest products	10,526	10,859	(3%)	20,631	21,565	(4%)
Coal	3,744	3,762	-	6,844	7,018	(2%)
Grain and fertilizers	10,780	10,753	-	21,568	21,466	-
Intermodal	8,184	8,440	(3%)	15,775	16,198	(3%)
Automotive	877	808	9%	1,666	1,612	3%
	46,423	46,917	(1%)	90,516	92,578	(2%)
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	3.98	3.88	3%	3.98	3.86	3%
Commodity groups:
Petroleum and chemicals	3.73	3.62	3%	3.79	3.61	5%
Metals and minerals	5.28	4.79	10%	5.21	4.72	10%
Forest products	3.93	4.10	(4%)	3.99	4.09	(2%)
Coal	2.64	2.63	-	2.75	2.62	5%
Grain and fertilizers	2.99	2.79	7%	2.93	2.79	5%
Intermodal	4.23	4.23	-	4.18	4.15	1%
Automotive	16.19	14.98	8%	16.45	15.26	8%

Carloads (thousands)
Petroleum and chemicals	149	143	4%	295	293	1%
Metals and minerals	261	273	(4%)	492	508	(3%)
Forest products	151	171	(12%)	303	348	(13%)
Coal	95	108	(12%)	185	218	(15%)
Grain and fertilizers	146	146	-	287	287	-
Intermodal	330	338	(2%)	635	646	(2%)
Automotive	72	67	7%	138	137	1%
	1,204	1,246	(3%)	2,335	2,437	(4%)
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,535	1,461	5%	1,543	1,466	5%
Commodity groups:
Petroleum and chemicals	2,013	1,965	2%	2,044	1,956	4%
Metals and minerals	862	795	8%	860	821	5%
Forest products	2,742	2,602	5%	2,719	2,537	7%
Coal	1,042	917	14%	1,016	844	20%
Grain and fertilizers	2,205	2,055	7%	2,199	2,084	6%
Intermodal	1,048	1,056	(1%)	1,038	1,040	-
Automotive	1,972	1,806	9%	1,986	1,796	11%

Certain of the 2006 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see Note 1 of the Company’s unaudited Interim Consolidated Financial Statements). Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures
In the second quarter of 2007, the Company reported adjusted net income of $486 million, or $0.95 per diluted share, excluding the impact of a deferred income tax recovery of $30 million ($0.06 per diluted share) that resulted from the enactment of a lower federal corporate tax rate in Canada. In the second quarter of 2006, the Company reported adjusted net income of $479 million, or $0.89 per diluted share, excluding the impact of a deferred income tax recovery of $250 million ($0.46 per diluted share) that resulted primarily from the enactment of lower federal and provincial corporate tax rates in Canada. Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items such as deferred income tax adjustments resulting from the enactment of new income tax rates, that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s Interim Consolidated Financial Statements and Notes thereto. The following table provides a reconciliation of net income and earnings per share, as reported for the second quarter and first half of 2007 and 2006, to the adjusted performance measures presented herein.

	Three months ended June 30, 2007			Six months ended June 30, 2007
		Rate			Rate
In millions, except per share data	Reported	enactment	Adjusted	Reported	enactment	Adjusted

Revenues	$2,027	$-	$2,027	$3,933	$-	$3,933
Operating expenses	1,216	-	1,216	2,561	-	2,561
Operating income	811	-	811	1,372	-	1,372
Interest expense	(85)	-	(85)	(173)	-	(173)
Other income	1	-	1	5	-	5
Income before income taxes	727	-	727	1,204	-	1,204
Income tax expense	(211)	(30)	(241)	(364)	(30)	(394)
Net income	$516	$(30)	$486	$840	$(30)	$810
Basic earnings per share	$1.02	$(0.06)	$0.96	$1.65	$(0.06)	$1.59
Diluted earnings per share	$1.01	$(0.06)	$0.95	$1.63	$(0.06)	$1.57

	Three months ended June 30, 2006			Six months ended June 30, 2006
		Rate			Rate
In millions, except per share data	Reported	enactments	Adjusted	Reported	enactments	Adjusted
Revenues	$2,000	$-	$2,000	$3,897	$-	$3,897
Operating expenses	1,195	-	1,195	2,467	-	2,467
Operating income	805	-	805	1,430	-	1,430
Interest expense	(75)	-	(75)	(150)	-	(150)
Other loss	(5)	-	(5)	(6)	-	(6)
Income before income taxes	725	-	725	1,274	-	1,274
Income tax recovery (expense)	4	(250)	(246)	(183)	(250)	(433)
Net income	$729	$(250)	$479	$1,091	$(250)	$841
Basic earnings per share	$1.38	$(0.48)	$0.90	$2.05	$(0.48)	$1.57
Diluted earnings per share	$1.35	$(0.46)	$0.89	$2.01	$(0.46)	$1.55

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Free cash flow
The Company generated $227 million and $51 million of free cash flow for the three and six months ended June 30, 2007, compared to $422 million and $740 million for the same periods in 2006. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less cash used by investing activities, and after the payment of dividends, calculated as follows:

	Three months ended		Six months ended
	June 30		June 30
In millions	2007	2006	2007	2006

Cash provided from operating activities	$739	$405	$1,002	$1,024
Cash used by investing activities	(342)	(278)	(535)	(487)
Cash provided before financing activities	397	127	467	537

Adjustments:
Change in accounts receivable securitization	(65)	380	(204)	375
Dividends paid	(105)	(85)	(212)	(172)
Free cash flow	$227	$422	$51	$740

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	July 24, 2007	By:	/s/ Cristina Circelli

			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel